                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

     For the month of December 2003
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                                  Kookmin Bank
                                  ------------

                 (Translation of registrant's name into English)

             9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703
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                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F  X        Form 40-F ___
                                  ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes ___            No  X
                                                  ---

                     Partial Disposition of Treasury Stocks

On December 17, 2003, the Board of Directors of Kookmin Bank has approved and ratified partial disposition of treasury stocks for the purpose of contribution to Employee Stock Ownership Plan ("ESOP"). Kookmin Bank had purchased 3,000,000 shares for the Plan in 2002. The disposition details are as follows:


1    Number of disposition
     : 1,000,000 shares

2    Price of disposition
     : The stocks will be contributed to ESOP account without consideration

3    Disposition method
     : After-Trading Hour transaction (The stocks shall be transferred to the registered ESOP account)

4    Disposition period
     : From December 22, 2003 to December 31, 2003

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Kookmin Bank
                                             -------------------------------
                                             (Registrant)



     Date: December 17, 2003                 By: /s/ Jong-Kyoo Yoon
                                             -------------------------------
                                             (Signature)

                                             Name:   Jong-Kyoo Yoon
                                             Title:  Executive Vice President &
                                                     Chief Financial Officer